Exhibit (a)(1)(K)

FORM OF EMAIL TO ALL ELIGIBLE OPTION HOLDERS

From:	Jim Murphy, on behalf of Ikanos Communications, Inc.
Subject:	Notice of Amendments to Offer to Exchange

To all Eligible Optionholders:

As you know, Ikanos Communications, Inc. (“Ikanos,” “we” or “our”) has initiated a Stock Option Exchange Program in which our eligible employees are being offered the opportunity to exchange certain stock options with exercise prices equal to or greater than $4.10 per share for replacement options, subject to certain restrictions. The complete terms and conditions of the Stock Option Exchange Program are described in a document called the “Offer to Exchange Certain Outstanding Stock Options for a Number of Replacement Stock Options” (the “Offer to Exchange”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) and posted on the website, accessible through the website link previously distributed to you via email on February 20, 2015.

We are writing to inform you that we have amended certain terms and conditions of the Offer to Exchange. This email is intended to provide you with a summary of the changes. For each section of the Offer to Exchange that has been amended, we have either provided a marked copy of that section reflecting the changes or provided you with the revised disclosure in a specific section. Other than the changes noted in the attached Summary, no other changes have been made to the Offer to Exchange.

If you have already made your election to exchange your Eligible Options, no further action is required unless you wish to change your prior elections. If you have not yet completed your election and wish to do so, you must notify Ikanos of your election prior to 5:00 p.m., U.S. Pacific Daylight Time, on March 20, 2015 in order for you to participate in the exchange offer.

Thank you for your continued support.

Sincerely,

Jim Murphy
Vice President, Worldwide Human Resources
Ikanos Communications, Inc.

Summary of Amended Terms and Conditions of Offer to Exchange

Part I.

Summary Term Sheet

We have amended the Summary Term Sheet by adding the following sentence at the end of the first paragraph of the responses to each of Question 5 (“Which options may I exchange?”) and Question 33 (“What do I need to do to participate in the Offer?”):

“If you are unable to access the Website in a timely fashion, you may request a paper Election Form by contacting stockexchange@ikanos.com or (408) 385-8799 and then indicate which Eligible Options you wish to exchange by submitting the paper Election Form by fax to (510) 438-5376 in accordance with the instructions provided therein.”

We have amended Question 35 (“If I submit an election to exchange my options, can I change my mind?”) by:

•	adding the following sentence to the end of the first paragraph of the response:

“If you are unable to access the Website in a timely fashion, you may request a paper Notice of Withdrawal by contacting stockexchange@ikanos.com or (408) 385-8799 and then indicate which tendered Eligible Options you no longer wish to exchange by submitting the paper Notice of Withdrawal by fax to (510) 438-5376 in accordance with the instructions provided therein.”

•	adding the following sentence to the end of the second paragraph of the response:

“Alternatively, if you are unable to access the Website, you can obtain and submit a paper Election Form as described in the answer to Question 33.”

Part III.

Section 2. Eligible Options; Number of Replacement Options; Exercise Price; Expiration Date

We have amended “Section 2: Eligible Options; Number of Replacement Options; Exercise Price; Expiration Date” by adding the  following sentence at the end of the second-to-last paragraph of Section 2:

“If you are unable to access the Website in a timely fashion, you may request a paper Election Form by contacting stockexchange@ikanos.com or (408) 385-8799 and then indicate which Eligible Options you wish to exchange by submitting the paper Election Form by fax to (510) 438-5376 in accordance with the instructions provided therein.”

Section 4. Procedures for Tendering Options

We have amended “Section 4: Procedures for Tendering Options—Proper Tender of Options” by replacing the parenthetical in the first sentence of the third paragraph of Section 4 with the following text “submitted through the Website or by a faxed paper Election Form” and also by adding the following sentence at the end of the second paragraph of Section 4:

“If you are unable to access the Website in a timely fashion, you may request a paper Election Form by contacting stockexchange@ikanos.com or (408) 385-8799 and then indicate which Eligible Options you wish to exchange by submitting the paper Election Form by fax to (510) 438-5376 in accordance with the instructions provided therein.”

Section 5. Withdrawal Rights and Change of Election

We have amended “Section 5: Withdrawal Rights and Change of Election” by adding the following sentence at the end of the fourth  paragraph of Section 5:

“If you are unable to access the Website in a timely fashion, you may request a paper Notice of Withdrawal by contacting stockexchange@ikanos.com or (408) 385-8799 and then indicate which tendered Eligible Options you no longer wish to exchange by submitting the paper Notice of Withdrawal by fax to (510) 438-5376 in accordance with the instructions provided therein.”

Section 10. Information Concerning Ikanos Communications, Inc.

We have amended “Section 10: Information Concerning Ikanos Communications, Inc.—Certain Financial Information” by adding the following column to the end of the existing table of “Consolidated Statements of Operations Data” with the following:

	Nine Months Ended September 28, 2014	Year Ended December 29, 2013	Year Ended December 30, 2012

Basic and diluted income (loss) per share from continuing operations	$(2.52)	$(4.07)	$(3.32)

We have amended “Section 10: Information Concerning Ikanos Communications, Inc.—Certain Financial Information—Ratio of Earnings to Fixed Charges and Book Value Per Share” replacing the existing first paragraph and table with the following:

Ratio of Earnings to Fixed Charges and Book Value Per Share

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For the purposes of computing the ratio of earnings to fixed charges, earnings represent income from continuing operations before provision for income taxes and cumulative effect of accounting change. Fixed charges consist of interest and debt expense, including amortization of debt-related expenses and interest capitalized during the period, as well as the interest portion of rental expense.

	Nine Months Ended September 28, 2014	Year Ended December 29, 2013	Year Ended December 30, 2012

Ratio of earnings to fixed charges	(175.25)	(145.07)	(472.46)

Section 11. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options

We have amended “Section 11: Interests of Directors and Officers; Transactions and Arrangements Concerning the Options—Our Directors and Officers” by:

•	adding the following sentence before the last sentence of the second paragraph:

“On March 7, 2015, we approved a modification of the price at which the options can partially vest following a change-of-control or other qualified employment termination from $17.50 to $5.74.”

•	replacing the second to last sentence of the fifth paragraph with:

“In addition, in the event of a change-of-control transaction (and for our CEO, a change-of-control transaction or other qualified termination of employment), as defined in each individual’s pre-existing agreement with us, these non-qualified stock options will not accelerate unless the closing price on the day the change-of-control transaction is announced (or, for our CEO, another qualified termination of employment) has exceed the target vesting price, in which case, all such shares will be accelerated on the day the change-of-control transaction closes (or, for our CEO, the other qualified termination of employment occurs). On March 7, 2015, we approved an amendment to these grants for our executive officers other than our CEO such that the options would partially vest following a change-of-control (as defined) provided that the price of our common stock at the time of the change-of-control transaction was at least $5.74. The portion of the option that will partially vest is determined by a ratio of (x) the excess of the deal price over the exercise price, to (y) the excess of the applicable stock price target over the exercise price, multiplied by the number of shares subject to that tranche. On March 7, 2015, we also approved an amendment to these grants for our CEO such that the options would partially vest following a change-of-control (as defined) or other qualified employment termination provided that the price of our common stock was at least $5.74. The portion of the option that will partially vest is determined by a ratio of (x) the excess of the deal price over the exercise price, to (y) the excess of the applicable stock price target over the exercise price, multiplied by the number of shares subject to that tranche.

Section 16. Extension of Offer; Termination; Amendment.

We have amended the first and second paragraphs of “Section 16. Extension of Offer; Termination; Amendment” as follows:

We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 7 (“Conditions of the Offer”) of Part III of this document has occurred or is deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay the acceptance for exchange of any options by giving ~~oral,~~ written or electronic notice of such extension to the option holders or making a public announcement thereof.

We also expressly reserve the right, in our reasonable judgment, prior to the expiration date of the Offer to terminate or amend the Offer and postpone our acceptance and cancellation of any options that you elect to exchange upon the occurrence of any of the conditions specified in Section 7 of this document by giving ~~oral,~~ written or electronic notice of such termination or postponement to you or by making a public announcement thereof. Notwithstanding the foregoing, we will pay the consideration offered or return the options elected for exchange promptly after termination or withdrawal of the Offer.

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